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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDO Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street, Suite 900
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Snape
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE Ste 2A	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BDO Capital Advisors, LLC
June 30, 2012 and 2011

Table of Contents

OATH OR AFFIRMATION

I, Robert Snape, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDO Capital Advisors, LLC, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN M. SHEA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 22, 2016

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Capital Advisors, LLC

Boston, Massachusetts

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

5136 Cascade Road SE, Suite 2A
Grand Rapids, MI 49546
Tel. (616)575-3482
Email: ehtc@ehtc.com
www.ehtc.com

BDO Capital Advisors, LLC

Boston, Massachusetts

Financial Statements

Including Independent Auditors' Report

June 30, 2012 and 2011

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT AUDITOR'S REPORT

August 1, 2012

Members
BDO Capital Advisors, LLC
Boston, MA

We have audited the accompanying statements of financial condition of BDO Capital Advisors, LLC (Company) as of June 30, 2012 and 2011, and the related statements of operation, changes in members' equity, and changes in financial condition for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2012 and 2011, and the results of its operations, changes in members' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America issued by the Financial Accounting Standards Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Form X-17a-5 Part III and the supplementary schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

BDO Capital Advisors, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2012	June 30, 2011
ASSETS		
Cash and cash equivalents	$ 2,638,321	$ 3,656,774
Accounts receivable, net of allowance for doubtful accounts of $25,000 in 2012 and 2011	933,363	6,860,821
Prepaid expenses	41,426	42,708
Work in progress, net of valuation allowance of $0 in 2012 and $964 in 2011	41,876	19,943
TOTAL ASSETS	$ 3,654,986	$ 10,580,246

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
LIABILITIES		
Accrued expenses:		
Compensation	$ 1,527,231	$ 2,987,918
Other	20,918	250,290
Due to related parties	470,242	26,371
Total Liabilities	2,018,391	3,264,579
MEMBER'S EQUITY	1,636,595	7,315,667
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,654,986	$ 10,580,246

See accompanying notes to financial statements
See Independent Auditor's Report

STATEMENTS OF INCOME (LOSS)

	For years ended June 30, 2012	
	2012	2011
REVENUES		
Management and investment advisory fees	$ 5,704,489	$ 8,717,605
Less: Subcontractor fees	106,100	310,927
NET REVENUE	5,598,389	8,406,678
OPERATING EXPENSES		
Employee compensation and benefits	3,232,612	4,935,936
Communications	16,262	19,885
Professional fees	113,226	117,617
Occupancy and equipment rental	356,827	372,081
Travel and entertainment	218,585	208,892
General and administrative	541,026	587,155
Total Operating Expenses	4,478,538	6,241,566
OPERATING INCOME	1,119,851	2,165,112
OTHER INCOME		
Interest income, net of interest expense	1,077	545
NET INCOME	$ 1,120,928	$ 2,165,657

BDO Capital Advisors, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Member's Equity
Balance at June 30, 2010	601,510
Increase in member's equity in lieu of payment of related party payable	575,500
Member's Contributions	3,973,000
Net Income	2,165,657
Balance at June 30, 2011	7,315,667
Member's Distributions	(6,800,000)
Net Income	1,120,928
Balance at June 30, 2012	$ 1,636,595

See accompanying notes to financial statements
See Independent Auditor's Report

BDO Capital Advisors, LLC

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For years ended June 30, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,120,928	$ 2,165,657
Adjustments to reconcile net income to net cash provided (used) in operating activities		
Change in allowance for bad debts	-	(20,386)
Change in valuation allowance for work in process	(964)	(83,339)
(Increase) decrease in:		
Accounts receivable	5,927,458	(6,725,387)
Work in progress	(20,969)	75,757
Increase (Decrease) in:		
Prepaid Expenses	1,282	1,042
Accrued expenses	(1,690,059)	2,879,465
Net Cash Provided (Used) in Operating Activities	5,337,676	(1,707,191)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in securities	-	500,000
Net Cash Provided by Investing Activities	-	500,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in related party notes	443,871	(97,556)
Member's capital contributions	-	4,548,500
Member's capital distributions	(6,800,000)	-
Net Cash Provided (Used) by Financing Activities	(6,356,129)	4,450,944
NET INCREASE (DECREASE) IN CASH	(1,018,453)	3,243,753
Cash, Beginning of Year	3,656,774	413,021
CASH, END OF YEAR	$ 2,638,321	$ 3,656,774

See accompanying notes to financial statements
See Independent Auditor's Report

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in Costa Mesa, California; New York, New York; Boston, Massachusetts; Los Angeles, California and Dallas, Texas. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, special situations advisory, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Cash and Cash Equivalents

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $2,400,168 and $600,011 at June 30, 2012 and 2011, respectively.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company has adopted Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820 (formerly FASB No. 157). FASB ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 does not require any new fair value measurements, but may require some entities to change their measurement practices.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the level of inputs used in the valuation methods, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

For the fiscal year ended June 30, 2012 and 2011, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Investment Securities – Available for Sale

Available for sale securities consists of a corporate bond and is reported at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined on a specific-identification basis.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State Income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2008.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the years ended June 30, 2012 and 2011, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $12,582 and $874 for the years ended June 30, 2012 and 2011, respectively.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $56,976 and $38,840 for the years ended June 30, 2012 and 2011, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with its member to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2013. The total amount paid to the member was $356,493 and $368,108 for the years ended June 30, 2012 and 2011, respectively.

During the years ended June 30, 2012 and 2011 payables due to a related party totaling $0 and $575,500 respectively, were forgiven and converted to member capital.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end is $470,242 and $26,371 at June 30, 2012 and 2011, respectively. Total net expenses paid (reimbursed) for the year ended June 30, 2012 and 2011 were $258,616 and $217,756, respectively.

NOTE 5 - Warrants

The Company received warrants in four publicly-traded companies in connection with success fee arrangements. Warrants from two of these companies expired unexercised during the 2009 fiscal year. Warrants from the two remaining companies expire through 2012. At June 30, 2012 and June 30, 2011, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements.

NOTE 6 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2012 and 2011 that exceeded the FDIC insured amounts by approximately $0 for each year. The cash equivalents are not FDIC insured.

Major Customers

For the year ended June 30, 2012, the Company derived approximately 79% of its revenue from four clients. There was approximately 87% of its accounts receivable due from these clients as of June 30, 2012. For the year ended June 30, 2011, the Company derived approximately 78% of its revenue from three clients. Approximately 93% of its accounts receivable were due from these clients as of June 30, 2011.

NOTE 7 – Available-for-Sale/Fair Value Measurements

There were no financial assets held at June 30, 2012 and 2011.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2012, the Company had net capital of $571,927, which was $437,368 in excess of its required net capital of $134,559. At June 30, 2012, the Company's ratio of aggregate indebtedness to net capital was 3.5 to 1.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 9 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 1, 2012, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
June 30, 2012 and 2011

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BDO Capital Advisors, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2012

1. Total ownership equity from Statement of Financial Condition			$ 1,636,595	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			1,636,595	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			1,636,595	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 1,016,665	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(1,016,665)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			619,930	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities		{3733}		
3. Options	-	{3730}		
4. Other securities	48,003	{3734}		
D. Undue concentration		{3650}		
E. Other (list)	-	{3736}	(48,003)	{3740}
10. Net Capital			$ 571,927	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 975,239
Prepaid Expenses	$ 41,426
Total non-allowable assets	$ 1,016,665

See Independent Auditor's Report

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2012

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 134,559	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			134,559	{3760}
14. Excess net capital (line 10 less line 13)			437,368	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			370,088	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 2,018,391	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 2,018,391	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			352.91%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2012

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)		{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X	{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		{4570}
Name of Clearing Firm:		
D. (k)(3) - Exempted by order of the Commission (include copy of letter)		{4580}

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike MST
Shawn E. Pearce CPA

SCHEDULE III –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

August 1, 2012

Members
BDO Capital Advisors, LLC
Boston, Massachusetts

In planning and performing our audits of the financial statements and supplemental schedules of BDO Capital Advisors, LLC (Company), as of and for the years ended June 30, 2012 and 2011 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles issued in the United States of America by the Financial Accounting Standards Board (FASB). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control over financial reporting, such there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

EHTC Business Strategists
Technology Solutions
Certified Public Accountants
Echelbarger, Himebaugh, Tamm & Co., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike MST
Shawn E. Pearce CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO BDO CAPITAL ADVISORS, LLC SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

August 1, 2012

Members
BDO Capital Advisors, LLC
Boston, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by BDO Capital Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

EHTC

BUSINESS STRATEGISTS

CERTIFIED PUBLIC ACCOUNTANTS

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.